| | |
|---|---|
| **From:** | Dahl, Elisabeth |
| **To:** | Burak, Tony; Samuel, Sally; |
| **CC:** | Fugate, Wade; |
| **Subject:** | Financials of Depositor and Guarantor |
| **Date:** | Friday, April 20, 2007 4:02:33 PM |
| **Attachments:** | |

Dear Mr. Burak and Ms. Samuel,

We have discussed internally our interpretation of financial statement requirements for the Depositor (and Guarantor) under an N-6 registration statement.

Form N-6, Item 24(b) and the instructions thereto require the financial statements required by Regulation S-X of the Depositor to be filed. The Depositor is permitted to prepare financial statements in accordance with statutory requirements if it is not otherwise required to prepare GAAP financial statements. Both Columbus Life (Depositor) and Western-Southern (Guarantor) prepare statutory financial statements. Statutory financial statements require two years of balance sheets and two years of income statements, whereas GAAP financials require two years balance and three years income.

In the absence of GAAP requirements, we are not aware that anything in Regulation S-X would require three years of income statements. Reg. 210.3-02 refers only the Registrant, not the Depositor. But even for the Registrant, N-6 Item 24 requires a balance sheet for only one year and statements of changes in net assets for only two years.

Accordingly, we would ask you to consider deeming the standard statutory financial statements currently prepared by Columbus Life and Western-Southern as meeting the requirements of Form N-6 and Regulation S-X.

I am available to discuss this further with you at your convenience. Wade Fugate, Western-Southern AVP & Assistant Controller responsible for the financial statements of Columbus Life, Western-Southern, and their separate accounts, is also available to discuss statutory financial statement requirements in more detail if that would be of help. You can reach him directly at 513-629-1402.

Thank you for your consideration of this matter.

Elisabeth Dahl

*Elisabeth Dahl*
*Counsel - Securities*
*Western & Southern Financial Group, Inc.*
*400 Broadway, Cincinnati, Ohio 45202*
*Ph. 513-629-1853*
*Fax 513-629-1044*